ASX/MEDIA RELEASE	10 October 2006

First patient implanted in European Pancreatic Cancer Study

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that the first patient has been implanted with BrachySilTM for the treatment of inoperable pancreatic cancer at Guys and St Thomas’ NHS Foundation Trust Hospital in London, a major centre for cancer therapy in the United Kingdom.

The treatment delivers BrachySilTM directly to a tumor in the pancreas via endoscopic ultrasound (used to assist in locating the delivery point). BrachySilTM is a novel oncology product which comprises a combination of BioSiliconTM and the isotope 32Phosphorus, a proven anti-cancer therapeutic. The targeted and localized nature of the product could potentially provide oncologists with an effective and user-friendly treatment for this disease which has a high unmet clinical need.

Pancreatic cancer has one of the lowest cancer survival rates (five year relative survival rate of approximately 5%) with 85-90% of patients being diagnosed with the inoperable form of the disease. There is significant clinical and market demand for effective therapies to treat this aggressive form of cancer. According to *GLOBOCAN, there were over 230,000 new cases and nearly as many deaths from pancreatic cancer worldwide in 2002. Approximately 50% of these new cases were in North America and Europe.

The primary objective of the six month clinical study is to determine the safety of the image-guided implantation of BrachySil™. Efficacy, as determined by Computerized Tomography scanning of the tumor size and overall survival, will be secondary endpoints. The trial is being conducted in both Europe and Asia with a second clinical centre at the Singapore General Hospital and the National Cancer Centre Singapore. The findings will provide a platform for further multicenter efficacy and safety trials.

Pancreatic cancer is the second clinical indication for BrachySilTM, currently in Phase IIb clinical trials for the treatment of inoperable primary liver cancer. A Phase IIa study in inoperable primary liver cancer was completed in July 2005 and showed BrachySil™ to be well tolerated. All patients experienced a decrease in the size of their tumors, with some experiencing complete tumor regression.

“We believe that the first trial in man of BrachySilTM for the treatment of inoperable pancreatic cancer represents a significant next step to bringing an effective treatment for an aggressive cancer that presently has a very low survival rate,” said CEO and Executive Chairman of pSivida Limited, Dr Roger Brimblecombe. “This trial expands our clinical development program for BrachySil™, our novel oncology product, into an additional solid tumor indication for which current therapies are very inadequate”.

*GLOBOCAN is a worldwide database of cancer incidence and mortality rates.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the company to successfully close a new issue of convertible notes; the failure of the Company to obtain the requisite shareholder approval to issue the new convertible notes; failure to obtain shareholder approval for the issue of shares underlying the ADS conversion and the warrant issues under the new convertible notes; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; issues relating to share registration in the U.S. that may delay our registration; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence Phase IIa BrachySilTM trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.